For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com
Tikcro Technologies Reports 2010 First Quarter Results
- - - -
Tel Aviv, Israel, June 23, 2010 — Tikcro Technologies Ltd. (OTC BB: TIKRF.OB) today reported results for the first quarter ended March 31, 2010.

Net income for the first quarter was $1.9 million or $0.23 per share. Results for the first quarter included financial income of $2.0 million primarily from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company engaged in the development and commercialization of therapies for the treatment of cancer. Excluding this non-cash financial expense, net loss for the first quarter was $56,000 or (0.01) per share.

Tikcro holds approximately 30% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and approximately 21% on a fully diluted basis. Shares of Biocancell are traded on the Tel Aviv Stock Exchange (TASE). The valuation of the holding in Biocancell is influenced, among other factors, by the share price of Biocancell on TASE.

As of March 31, 2010, the Company had net cash, marketable securities and bank deposits totaling $7.4 million.

BioCancell is conducting three clinical trials pursuant to U.S. FDA approved protocols using its lead product candidate BC-819: phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer, phase I/IIa trial for the treatment of pancreatic cancer, and a phase I/IIa clinical trial for the treatment of ovarian cancer. Its BC-819 clinical stage product candidate is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. The net result of the mechanism of the drug is selective tumor cell destruction.

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Biocancell's lead clinical stage product candidate BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, BioCancell is conducting the following clinical trials in Israel and in the U.S. using BC-819:
-Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer
-Phase I/IIa clinical trial for the treatment of pancreatic cancer
-Phase I/IIa clinical trial for the treatment of ovarian cancer

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Balance Sheet (US dollars in thousands)

	March 31, 2010	December 31, 2009
Assets
Current assets
Cash, short-term marketable securities and bank deposits	$7417	$7,432
Other receivables	104	49
Total current assets	7,521	7,481

Investment in Biocancell – stock, convertible note and warrant	8,046	6,164

Total assets	$15,567	$13,645

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$237	$280

Shareholders' equity	15,330	13,365

Total liabilities and shareholders' equity	$15,567	$13,645

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)
	Three Months Ended March 31
	2010	2009
General and administrative expenses	$71	$89

Total operating expenses	71	89

Operating loss	(71)	(89)

Financial income, net	2,006	46

Net income (loss)	$1,935	$(43)

Basic and Diluted net income (loss) per share	$0.23	$(0.01)

Basic weighted average shares	8,430	8,300

Diluted weighted average shares	8,430	8,300